Gammon Lake Resources Inc.
1601 Lower Water Street, Suite 402, Summit Place, PO Box 2067, Halifax, NS B3J 2Z1
Tel: 902-468-0614, Fax: 902-468-0631, Website: www.gammonlake.com
TSX: GAM / AMEX: GRS / BSX: GL7

PRESS RELEASE

Halifax, May 10, 2007

Gammon Lake Resources Announces First Quarter 2007 Financial Results

Gammon Lake Resources Inc. ("Gammon Lake") (TSX:GAM and AMEX:GRS) is pleased to announce first quarter financial results for the three months ended March 31, 2007. During the first quarter of 2007 Gammon Lake reported the highest production and sales figures in its history, recording revenues from mining operations of $43.5 million, and production of 36,801 ounces of gold and 1,599,888 ounces of silver.

All figures are in US dollars unless otherwise stated.

Quarter Highlights

  Records best quarter in Company history with production of 36,801 gold ounces and 1,599,888 silver ounces or 70,170 gold equivalent ounces; an increase of 16% over Q4 of 2006

  Revenues increased by 24% over Q4 of 2006 to $43.5 million

  Appoints Mr. Russell Barwick as CEO, April 2007

  Announces drill results from yearly exploration drill program at El Cubo mine

  Reports high-grade discoveries in new areas of the Ocampo Underground mine

  Declares commercial production at Ocampo mine, January 11, 2007

"This quarter marks a milestone in the evolution of Gammon Lake, commencing its first quarter of commercial production with 70,170 gold equivalent ounces. The focus now is to ensure that the Ocampo mine reaches steady state production and that management places a major priority on the optimization and organic growth opportunities at all of its mine assets," stated Russell Barwick, Chief Executive Officer. Mr. Barwick also stated, "I am particularly excited by the exploration opportunities at all of Gammon Lake’s properties as they are major historical mining camps that have had very little modern exploration applied to them."

The first quarter of 2007 represented the Company’s first full quarter of commercial production. During the quarter the Company sold 35,737 gold ounces and 1,440,064 silver ounces.

Quarterly Financial Statements for the first quarter ended March 31, 2007 are attached to this release. These should be read in conjunction with the Notes to the Financial Statements and Management Discussion and Analysis, posted on SEDAR at www.sedar.com.

Conference Call Details

Gammon Lake would like to remind shareholders that a conference call will be held on Friday, May 11, 2007 at 10:00 am Atlantic Time (9:00 am Eastern Time) to discuss the financial results. You may join the call by dialing:

North American Toll Free: 1-866-400-2280 Outside Canada & US: 416-850-9143

When the Operator answers; ask to be placed into the Gammon Lake First Quarter Results 2007 Conference Call.

If you are unable to attend the conference call, a playback will be available for 30 days immediately after the event by dialing 1-866-245-6755 or 416-915-1035 for calls from outside Canada and the US. Enter passcode 406104. A link to the playback will also be posted on Gammon Lake’s website at www.gammonlake.com approximately two hours after the conference call.

About Gammon Lake

Gammon Lake Resources Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project achieved commercial production in January 2007. Gammon Lake remains 100% unhedged and is targeting a production rate of 400,000 gold equivalent ounces (200,000 ounces of gold and 10-million ounces of silver) during 2007 from the Company’s Ocampo and El Cubo Mines.

The qualified person responsible for all technical data reported in this news release is John C. Thornton, Chief Operating Officer. For further information please visit the Gammon Lake website at www.gammonlake.com or contact:

Russell Barwick	Jodi Eye
Chief Executive Officer	Investor Relations
Gammon Lake Resources Inc.	Gammon Lake Resources Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to U.S. Investors – Under a Multi Jurisdictional Disclosure System (the "MJDS") adopted by the United States, Gammon Lake is permitted to prepare its mining disclosure in accordance with applicable Canadian securities laws. Consequently, this press release referred to herein, may contain disclosure that is different than, or in some cases not permitted by U.S. securities laws. For example, the United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Under Canadian securities laws, Gammon Lake is permitted to use certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in Gammon Lake’s Annual Report on Form 40-F (File No. 001-31739), which may be obtained from Gammon Lake, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding the annualized production run rate at the Ocampo and El Cubo Mines, potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake Resources, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Lake’s Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Lake has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Lake does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

Gammon Lake Resources Inc.
Consolidated Balance Sheets

	March 31	December 31
	2007	2006
	(Unaudited)	(Note 3a)

Assets
Current
Cash and cash equivalents	$1,436,534	$2,940,763
Restricted cash	1,134,476	1,133,337
Receivables
Commodity taxes	15,423,301	12,044,712
Trade / other	9,876,936	3,009,053
Inventories:
Supplies	7,240,492	8,173,726
Ore stockpiles	2,616,442	4,829,834
Ore in process	30,329,885	33,271,178
Prepaids and deposits	1,519,631	775,479
	69,577,697	66,178,082

Deposits on capital equipment	762,144	1,049,588
Deferred compensation	542,888	856,016
Long term ore inventory in stockpile	4,086,384	2,043,040
Mining interests and capital assets (Note 4)	547,372,472	539,395,321
Goodwill	107,198,716	107,198,716

	$729,540,301	$716,720,763

Liabilities
Current
Payables and accruals	$32,085,143	$30,849,472
Current portion of long-term debt and capital leases	80,470,642	66,988,072
	112,555,785	97,837,544

Long term debt and capital leases	53,229,368	63,607,600
Employee future benefits (Note 5)	3,413,622	3,224,429
Future income taxes	66,476,342	70,492,523
	235,675,117	235,162,096
Shareholders' Equity
Capital stock (Note 6)	487,158,125	459,037,054
Contributed surplus (Note 6)	66,607,275	72,159,949
Deficit	(70,616,607)	(60,354,727)
Accumulated other comprehensive income (Note 6)	10,716,391	10,716,391
	493,865,184	481,558,667

	$729,540,301	$716,720,763

Nature of operations and going concern assumption (Note 1)
Subsequent events (Note 12)

On behalf of the Board: "Fred George" Director	"Russell Barwick" Director

Gammon Lake Resources Inc.
Consolidated Statements of Operations, Comprehensive Loss and Deficit
(Unaudited)

	Three months	Three months
	ended	ended
	March 31	March 31
	2007	2006
		(Note 3a)

Revenues from mining operations	$43,499,914	$1,890,990

Expenses
Production costs excluding
amortization & depletion	$37,440,418	$3,148,340
Refining costs	474,304	11,600
General and administrative	3,663,986	2,322,914
Amortization and depletion	12,605,998	689,421

	54,184,706	6,172,275

Loss before other items	(10,684,792)	(4,281,285)

Interest on long term debt	$(2,485,616)	$(428,206)
Foreign exchange loss	(1,632,492)	(502,009)
Gain on equity investment	-	349,949
Interest and sundry	53,283	63,417
	(4,064,825)	(516,849)

Loss before income taxes	$(14,749,617)	$(4,798,134)

Future income tax recovery	(4,487,737)	(111,809)

Net loss	$(10,261,880)	$(4,686,325)

Other comprehensive income	-	(280,208)

Comprehensive loss (Note 6)	$(10,261,880)	$(4,966,533)

Loss per share (Note 7)	$(0.10)	$(0.05)

Deficit, beginning of period	$(60,354,727)	$(56,348,959)

Net loss	(10,261,880)	(4,686,325)

Deficit, end of period	$(70,616,607)	$(61,035,284)

Gammon Lake Resources Inc.
Consolidated Statements of Cash Flows
(Unaudited)

	Three months	Three months
	ended	ended
	March 31	March 31
	2007	2006
		(Note 3a)

Cash flows from (used in) operating activities
Net loss	$(10,261,880)	$(4,686,325)
Amortization and depletion	12,605,998	689,421
Unrealized foreign exchange loss	3,155,122	180,805
Stock option expense	303,563	-
Employee future benefits	184,783	-
Future income tax recovery	(4,487,737)	(111,809)
Accrued interest on long term debt	(853,093)	87,985
Gain on long term equity investment	-	(349,949)
Change in non-cash operating
working capital (Note 10)	(9,906,824)	(3,614,339)

	(9,260,068)	(7,804,211)

Cash flows from (used in) investing activities
Acquisition of investment	-	(6,388,300)
Advances to related companies	-	(17,747)
Expenditures on mining interests and related
deferred costs and acquisition
of capital assets	(11,165,376)	(22,586,539)
	(11,165,376)	(28,992,586)

Cash flows from (used in) financing activities
Repayment of capital lease obligation	(687,534)	(195,835)
Proceeds from long-term debt	2,198,242	23,207,742
Proceeds from exercise of options and warrants	17,411,646	8,978,321
	18,922,354	31,990,228

Net decrease in cash and cash equivalents	(1,503,090)	(4,806,569)

Effect of exchange rate changes on cash	-	43,505

Cash and cash equivalents
Beginning of period	4,074,100	5,750,594

End of period	$2,571,010	$987,530